Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2007

FIXED CHARGES:
Interest Expense	$44,434
Amortization of Debt Premium, Discount and Expense	477
Interest Component of Rentals	1,185

Total Fixed Charges	$46,096

EARNINGS:
Net Income before Dividends on Preferred Stock	$94,396
Add:
Income Taxes	59,546
Total Fixed Charges	46,096

Total Earnings	$200,038

Ratio of Earnings to Fixed Charges	4.3